Exhibit 12

SILGAN HOLDINGS INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

The following table sets forth Silgan Holdings Inc.’s computation of its ratio of earnings to fixed charges for the three months ended March 31:

	2018	2017
	(Dollars in thousands)
Earnings before fixed charges:
Income before income taxes	$61,701	$33,667
Interest and other debt expense (1)	30,481	23,095
Interest portion of rental expense	371	199
Earnings before fixed charges	$92,553	$56,961

Fixed charges:
Interest and other debt expense (1)	$30,481	$23,095
Interest portion of rental expense	371	199
Capitalized interest	228	121
Total fixed charges	$31,080	$23,415

Ratio of earnings to fixed charges	2.98	2.43

(1) Includes a loss on early extinguishment of debt of $2.7 million for the three months ended March 31, 2017.